                               1995 ANNUAL REPORT

                                       FOR

                       AMERICAN ENTERTAINMENT GROUP, INC.

                       American Entertainment Group, Inc.
                            160 Bedford Road, Suite 306
                        Toronto, Ontario, Canada M5R 2K9

                       __________________________________

                               ANNUAL REPORT FOR
                     THE FISCAL YEAR ENDED DECEMBER 31, 1995
                       __________________________________



Dear Shareholders:

     Fiscal 1995 has been an unusual and exceptional year in the development of our company. The strategic plan initiated by your Board regarding the scope, assets, revenues and earnings of our company began to show results at the end of the fiscal year. We closed the financing transaction with Banque National de Paris on behalf of our client, VIP Phone Club. This one transaction assures profitability for our company in the coming fiscal year. In addition we expect to close the Peter A. Wray and Future Arts Limited acquisitions after the annual meeting, which will mean that our company will be in the forefront of media technology development.

     By virtue of the Board's actions and these transactions, American Entertainment Group, Inc. can now be categorized as an emerging growth company, with a select variety of potentially profitable subsidiaries. Our unique combination of companies provide a synergistic environment, structured to capitalize upon immediate and future accelerating sources of revenues, with corollary advances in assets and earnings; advances that could favorably impact upon the price of the company's shares.

     We believe that American Entertainment Group, Inc., is positioned to become a quality growth company, developing valuable assets for capital appreciation on a corporate, as well as shareholder level. The benefits of the company's strategic alliances are proving to be far reaching in accomplishments and potential profits.

     We look forward to a bright, profitable fiscal year ahead.

                                   Very truly yours,


                                   Joel Wagman
                                   Chairman

                       AMERICAN ENTERTAINMENT GROUP, INC.


                         GENERAL DEVELOPMENT OF BUSINESS


American Entertainment Group, Inc. (the "Company") is a development stage Colorado corporation that is engaged in the business of developing and marketing entertainment-related goods and services. The Company was originally incorporated in Colorado as C & M Capital Corp. ("C & M") to evaluate, structure and complete a merger with, or acquisition of, prospects consisting of private companies, partnerships and sole proprietorships.

     In July, 1986, C & M sold 17,500,000 Units, each Unit consisting of one share of no par value common stock and ten common stock purchase warrants (the "Units") at $ 0.01 per Unit, for total proceeds of $ 157,500 (after sales commissions) in a public offering. C & M was a development stage company with no substantial operations. Most of C & M's efforts were focused on finding an appropriate acquisition candidate.

     In March, 1993, C & M reverse split its common stock on the basis of one share for every one thousand shares previously outstanding. As a result of the reverse split, there was a total of 700,000 common shares outstanding.

     On March 15, 1993, C & M exchanged 6,300,000 common shares for one hundred percent of the issued and outstanding shares of Corporatel International, Inc. ("Corporatel"), a private Delaware corporation, in a tax-free stock-for-stock exchange. As a result of the share exchange, the shareholders of Corporatel owned approximately ninety percent of the Company as of March 15, 1993. Also, as a result of the share exchange, Corporatel became a wholly-owned subsidiary of the Company.

     Until the exchange of shares with Corporatel in 1993, the Company had no material assets, having spent all of the net proceeds of its public offering in the intervening years since 1986. After the exchange, the assets, liabilities, management and proposed operations of the Company all became those of Corporatel.

     On December 26, 1992, Corporatel executed an agreement with two companies for the purchase, in perpetuum, of certain rights to a film library which included, but were not limited to, Informercial rights. A dispute arose between the seller of these rights and the Company. After examining the situation, the Company decided that these rights, which had been carried on the books of the Company at historical cost, had no remaining value and wrote them off as of December 31, 1995.

     On May 17, 1993, the Company changed its name to American Entertainment Group, Inc.

     The Company has not been subject to any bankruptcy, receivership or similar proceeding.

     In March, 1994, the Company entered into an Agreement with Baton Broadcasting Incorporated, an Ontario corporation whose stock is traded on the Toronto and Montreal Stock Exchanges ("Baton"), for the mutual commercial exploitation of the Company's Film Library inventory by Baton and the Company. Both parties have agreed to cooperate and coordinate their efforts to license, distribute, and otherwise commercially exploit both the Film Library inventory and new programs which may derive therefrom. The Company will provide its Film Library inventory. Baton will provide its production and duplication facilities. Subject to Baton providing telecast time for the Company's direct response commercials on Baton's television stations, Baton also has the non-exclusive right to telecast films from the Film Library inventory for unlimited runs in perpetuity without any payment to the Company. The agreement otherwise provides a schedule for the allocation between the parties of costs and all royalties, fees, and other receipts derived from the use of the second Film Library inventory. In November of 1995, Baton and the Company terminated this agreement.

     The Company entered into an Agreement dated April 1, 1994, with Glen Southern, Inc., a Mississippi corporation, and Harborough Properties Inc., an Ontario corporation, for the acquisition by the Company of a total of $4,500,000 worth of income producing real properties, in consideration of the issuance of common shares of the Company and the assumption by the Company of mortgages totalling $3,300,000. The final Agreement was subject to a number of conditions respecting closing, including (among other matters), the voiding of the transaction by the companies at their option if all consents and approvals from regulatory authorities could not be obtained, and the completion of due diligence by both parties. This transaction did not close, and the parties to the Agreements settled all issues between them by issuance of the Warrants and 150,000 restricted common shares.

     On November 5, 1994, the Company entered into an agreement with Klassical Klassics Ltd. (Klassical), a Canadian corporation, to sell 5,000 dubbed film masters for an aggregate sale price of $7,000,000. The proceeds of the sales were to be paid concurrent with the delivery of the dubbed film masters, which was anticipated to occur during 1995. The agreement called for the Company to pay a transaction commission, as well as incentive and other fees throughout the seven year term of the contract. It further provided rights for conversion of any portion of the outstanding cash obligation amounts to common shares of the Company at rates commencing at $
3.00 per share in 1995 and increasing regularly by $.50 in each subsequent year. Klassical Klassics has been unable to fulfill its obligations under this agreement, and the Company deems it to be of no further force and effect.

     On November 23, 1994, the Company entered into an agreement with the Anscombe Group of Buffalo, New York to create a new cable classic television network to be called the Classic Entertainment Network. This agreement has expired and is no longer in effect.

     On January 28, 1995, Geo Vision International Corp. entered into a joint venture Agreement with the Company to develop, commercially exploit and market a collection of the Company's classic motion pictures and television series entitled the American Classics Collection

(the "Collection") through production and broadcast/cablecast by Direct Response Marketing to achieve sale and distribution of video tapes of the Collection via a continuity revenue program. This agreement has expired and is of no further effect.

     On February 4, 1995, the Company entered into an agreement with MediaLinx Interactive Inc. for the purpose of delivery of the product of its film library for test purposes by telephone communication to television sets (Video-on-Demand).

     MediaLinx Interactive Inc. (MediaLinx) is a company established for the purpose of delivering to the public goods and services by telephone transmission within Canada to television sets (Video-on-Demand) The Company is a participant in such test and will supply a limited amount of titles for such purpose.

     On February 6, 1995, the Company executed an agreement with Young Lee Trading Company of Concord, Ontario, Canada, regarding the marketing and sale of the product of the Company's second film library for both retail and broadcast purposes within South Korea, and other south-east Asian markets. This agreement has expired and is of no further effect.

     On February 25, 1995, the Company executed an agreement with Jaffa Road LIV Limited Partnership (a Canadian entity). This agreement has now expired.

     On March 3, 1995, the Company executed a letter of intent to acquire SunWest Media Marketing Group, Inc. and SunWest Media Group, Inc., privately owned, U.S. based, production and video distribution companies, that specialize in historical and educational productions. This letter of intent has now expired.

     On March 22, 1995, the company entered into a preliminary agreement with MT Asia, Inc. of Manilla in the Phillipine Republic (MT) (a Phillipine corporation) respecting the sale to MT of 5,000 dubbed masters comprising the motion picture and television series titles of the Company's film library. This preliminary agreement has expired.

     NARRATIVE DESCRIPTION OF BUSINESS

     GENERAL

     From inception to March 15, 1993, C & M searched for mergers or acquisitions with entities which C & M management believed would be advantageous to its shareholders. C & M carried no inventories or accounts receivable during this period, except for the accounts receivable relating to Kala-O-Mine Industries, Inc., which is discussed below. No independent market surveys were conducted to determine the demand for C & M's products and services. During this period, C & M carried on no operations and generated no revenues.

     On November 12, 1986, C & M loaned $100,000 to Kala-O-Mine Industries, Inc. The note was due November 12, 1987. The note had no interest rate. As consideration for the loan, Kala-O-Mine Industries, Inc., assigned a 75% interest in an oil lease located in Southwestern Colorado. C & M allowed the lease to expire in February, 1990 after receiving poor initial test results and because C & M lacked sufficient funds to further develop the lease.

     On October 15, 1987, C & M notified Kala-O-Mine that the $100,000 loan was due on November 12, 1987, and that there would be no extensions on the loan. C & M subsequently filed suit against Kala-O-Mine Industries, Inc. in an attempt to collect the principal sum of $100,000, attorneys fees, and costs of collection. C & M obtained a judgement against Kala-O-Mine Industries, Inc. in August, 1988. The judgement was assigned by C & M in 1992.

     On March 15, 1993, the Company acquired one hundred percent of the issued and outstanding common shares of Corporatel International, Inc. ("Corporatel"), a private Delaware corporation. Corporatel, which is now a wholly-owned subsidiary of the Company, was created in April, 1992, to develop, market and sell entertainment related goods and services via television.

     OPERATIONS

     Based upon the Company's film library, the Company has entered into several agreements pertaining to both the development and commercial exploitation of the film library. The Company has commenced the marketing and sale of its film library product to both mass market and general retailers. The Company also plans to sell videos of motion pictures derived from its films by means of joint ventures with broadcasters and by Video-on-Demand telephone-linked-transmission.

     On September 13, 1995, the Company entered into a letter of Intent to acquire all of the business interest, both personal and corporate, of Mr. Peter A. Wray. These interests consist of computerized software for image and animation (and integrated processes in connection therewith) relative to the creation and manipulation of motion pictures and associates uses. Pursuant to an Agreement entered into between the Company and Peter A. Wray dated January 15, 1996, all of Mr. Wray's interests regarding the foregoing, in a company known as Imaginetics Inc. has been purchased by the Company in consideration of the sum of $US 500,000 which sum is evidenced by a Promissory Note payable in preferred shares of the Company.

     On October 17, 1995, the Company entered into a Letter of Intent to acquire certain cartoon cels pertaining to "Teenage Mutant Ninja Turtles", as well as other cartoon characters. These cels are to be acquired from a private individual owner for the proposed purchase price of $5,000,000, consisting of $50,000 in cash and the remainder in the form of the company's common stock valued at $5.00 per share. This purchase, which was to close on or before December 15, 1995, was subject to appropriate due diligence by the parties, including a valuation opinion as to the cels. Although this Letter of Intent has expired, a further Letter of Intent was entered into between the Company and Future Arts Limited, which was dated March 15, 1996.

     "The Letter of Intent dated March 15, 1996, sets forth the terms related to the purchase of cels relating to "Care Bears". The purchase of the cels is payable by way of a promissory note in the principal sum of $US 5,000,000, which note is further payable in preferred shares of the Company". The new scheduled closing of the transaction is July 20, 1996.

     Pursuant to Agreements respectively dated November 28, 1995, November 29, 1995, January 30, 1996, and February 27, 1996, the Company via its wholly owned Canadian subsidiary, American Entertainment Limited (AEL), granted a license to VIP Phone, Inc. (VIP Phone), a Delaware corporation with headquarters in Baltimore, Maryland, to market, sell and distribute the company's film library consisting of 5,000 vintage motion picture and television series episodes. These Agreements were contingent upon the company and AEL arranging financing with an international banking source regarding VIP Phone's accounts receivable. A commitment regarding a revolving line of credit in the sum of $US 5,000,000 was received by AEL from Banque Nationale de Paris (Canada) (BNP) on February 21, 1996, and the transactions respecting both the financing and the licensing were completed on March 22, 1996.

     On February 4, 1995, the Company entered into an agreement with MediaLinx Interactive Inc. for the purpose of delivery for test purposes of the product of its library by telephone communication to television sets (Video-on-Demand).

     MediaLinx Interactive Inc. (MediaLinx) is a company established for the purpose of delivering to the public goods and services by telephone transmission within Canada to television sets (Video-on-Demand) The Company is a participant in such test and will supply a limited amount of titles for such purpose.

     On February 6, 1995, the Company executed an agreement with Young Lee Trading Company of Concord, Ontario, Canada, regarding the marketing and sale of the product of the Company's film library for both retail and broadcast purposes within South Korea, and other south-east Asian markets. This agreement has expired and is of no further effect.

     ACQUISITIONS

     On June 25, 1993, the Company acquired a film library which has approximately 5,000 titles. The Company acquired ownership of this film library from an unaffiliated third party in an arms-length transaction for a total consideration of $2,000,000, with the purchase price to be paid by a note payable in the amount of $1,000,000, which has been discounted based upon an imputed interest rate of 8% payable over a period of approximately four years, along with the issuance of 400,000 shares of the Company's common stock valued at $1,000,000. The June 25, 1993. Agreement originally set out a purchase price of $5.00 per share, subject to a provision requiring a subsequent adjustment as to the said price per share. By an amendment to the Agreement dated October 26, 1993, the June 25th Agreement adjustment of the price per share was deleted. This amendment to the June 25th Agreement fixed the purchase price at $2.50 per share. The per share price was arrived at by bargaining between two independent parties. All other terms and conditions of the June 25th Agreement remain the same.

     In connection with the June 25th Agreement, the Company has had an independent evaluation performed relating to the 5,000 English language titles acquired under the Agreement. The independent evaluator was Mr. Arthur Pickens. He was selected by the Board of Directors to evaluate the film library and concluded that the evaluated amount is at least $5,000,000.

     On June 17, 1993, the Company entered into a Consulting Agreement with Interfran Systems Canada, Inc. ("Interfran"), which is not affiliated in any way except as to this Agreement, to develop franchises for Company video stores. Under the terms of the Agreement, Interfran will provide various services, including market and feasibility studies, operations and systems reviews, marketing and promotion support, franchise recruiting and such other activities as may be necessary to establish the Company's franchise system. The fee for the contemplated services is the sum of $1,300 in cash, the issuance of 44,915 shares of the Company's common stock, valued at $.50 per share, and the payment of the greater of $4,000 or 40% of the Company's license fee for the issuance of each franchise that Interfran establishes for the Company. The per share price was arrived at by bargaining between two independent parties and was based upon the value of other sales for common stock at the time. To date, no services have been performed nor have any shares been issued under this Consulting Agreement.

     On September 13, 1995, the Company entered into a letter of Intent to acquire all of the business interest, both personal and corporate, of Mr. Peter A. Wray. These interests consist of computerized software for image and animation (and integrated processes in connection therewith) relative to the creation and manipulation of motion pictures and associates uses. Pursuant to an Agreement entered into between the Company and Peter A. Wray dated January 15, 1996, all of Mr. Wray's interests regarding the foregoing, in a company known as Imaginetics Inc. has been purchased by the Company in consideration of the sum of $US 500,000 which sum is evidenced by a Promissory Note payable in preferred shares of the Company.

     ORGANIZATION

     The Company has recently consolidated its internal operations. As of December 31, 1995, revenues from all divisions were $634,523.

The Commercial Production Division

     This division was operated by Chaos International, Inc. (Chaos), a Canadian wholly owned subsidiary of the Company, which produces television commercials for national advertisers.

     Neither Chaos nor the Company itself own any production equipment or facilities.

     As of December 31, 1995, this division has generated revenues in the sum of $634,523. On August 1, 1995, the Company discontinued operations of this division as a result of a change in corporate philosophy. No future operations are anticipated at this time.

     The Feature Film Division

     This division was operated by Chaos Productions, Inc. (CPI), a wholly owned subsidiary of the Company, which was responsible for U.S. and international feature film productions. In the next fiscal year, the Company will operate the division directly.

     The plan for this division is to concentrate on films budgeted between the sums of $3,000,000 and $6,000,000 primarily intended for distribution via national "movie" cable channels, such as "HBO", "Showtime", or other similar programmers. Additionally, this division will seek world-wide distribution of such feature films.

     Company policy is not to invest its own funds into the production of feature films but to act in the capacity of an Executive Producer in consideration of a fee, percentage of gross royalties, and other benefits.

     Cable Television Division and Video-On-Demand

     On November 23, 1994, the Company entered into an agreement with the Anscombe Group of Buffalo, New York to create a new cable classic television network to be called the Classic Entertainment Network. This agreement has expired and is no longer in effect.

     On February 4, 1995, the Company entered into an agreement with MediaLinx Interactive Inc. for the purpose of delivering the product of its film library for test purposes by telephone transmission to television sets (Video-on-Demand).

     MediaLinx Interactive Inc. (MediaLinx) is a company established for the purpose of delivering to the public goods and services by telephone transmission within Canada to television sets (Video-on-Demand) The Company is a participant in such test and will supply a limited amount of titles for such purpose.

     Overseas and Foreign Markets Division

     On February 6, 1995, the Company executed an agreement with Young Lee Trading of Concord, Ontario, Canada, regarding the marketing and sale of the product of the film library for both retail and broadcast purposes within South Korea and other south east Asia countries. This agreement has expired and is of no further effect.

     OPERATIONS

      From inception until December 31, 1995, the Company and all of its subsidiaries and divisions have produced $2,007,349 in revenues.

     It is the belief of management that the Company will continue, through itself, and by its subsidiaries, to develop agreements which will allow the Company to begin generating substantial revenues during the current and future fiscal years. The first priority of the Company during this current fiscal year will be to establish and penetrate viable markets with its products and services. However, the total fiscal impact cannot be determined at this time.

     In addition, the Company plans to augment its business operations by acquiring established operating private companies which are in businesses compatible with the Company. The Company plans an ongoing program of mergers and acquisitions, in addition to its primary business focus. As of the date hereof, except with regard to Imaginetics, Inc., the Company has not entered into any formal agreements with any acquisition candidates.

     MARKETS

     The Company's marketing plan is focused on national and international sales respecting the product and development of its film library. This plan will be the primary focus for the Company as prior described herein.

     During the present fiscal year, the Company's primary marketing has been through management's personal and corporate contacts. Commission sales representatives of the Company are also utilized in order to perform various direct and mass marketing functions as may be required by the Company.

     RAW MATERIALS

     The Company principally uses finished goods in its operations, which are readily available. Therefore, raw materials are not a material factor in the Company's operations.

     CUSTOMERS AND COMPETITION

     General

     The principal customers of the Company are the end users of the Company's products and services throughout the United States, Canada and other global markets. There are a number of companies which sell similar competing products and services as those of the Company. To the extent that the Company is unable to interest users to accept its goods and services, the Company will have difficulty in either achieving its goals and objectives, or of ever becoming profitable.

     Divisions of the Company

     The Company's competitive business conditions and its position in each of its divisions is expected to be substantially the same. The Company expects competition to be intense. Further, the market for all of the Company's products and services is still relatively new and probably has limited barriers to entry for other competing operations. Consequently, the Company cannot predict the size of the market for any of its products or services. The number of competitors are expected to be substantial, although, at this time, the Company has not identified its principal competitors.

     BACKLOG

     At December 31, 1995, the Company had no backlogs.

     EMPLOYEES

     At as of the date hereof, the Company has 6 full-time employees which consist of 5 members of management and one staff employee. The Company's employees are not represented by any union or collective bargaining group, and there is no history of any labor problems, or disputes. The Company does not have the human resources at present to fulfill its complete business plan, and expects to hire additional employees in the future.

     PROPRIETARY INFORMATION

     The Company's film library relates to public domain motion pictures and television series episodes. However, when selling video products derived therefrom, as between the Company and its purchasers, such purchases are proprietary property since they relate to specific film masters.

     GOVERNMENT REGULATION

     The Company is not subject to any material governmental regulation or approvals.

     RESEARCH AND DEVELOPMENT

     The Company has not spent any material amount in research and development.

     ENVIRONMENTAL COMPLIANCE

     The Company is not subject to any material costs for compliance with any environmental laws.

     SUBSEQUENT EVENTS

     Pursuant to Agreements respectively dated November 28, 1995, November 29, 1995, January 30, 1996, and February 27, 1996, the Company via its wholly owned Canadian subsidiary, American Entertainment Limited (AEL), granted a license to VIP Phone, Inc. (VIP Phone), a Delaware corporation with headquarters in Baltimore, Maryland, to market, sell and distribute the company's film library consisting of 5,000 vintage motion picture and television series episodes. These Agreements were contingent upon the company and AEL arranging financing with an international banking source regarding VIP Phone's accounts receivable. A commitment regarding a revolving line of credit in the sum of $US 5,000,000 was received by AEL from Banque Nationale de Paris (Canada)
(BNP) on February 21, 1996, and the transactions respecting both the financing and the licensing were completed on March 22, 1996.

     On October 17, 1995, the Company entered into a Letter of Intent to acquire certain cartoon cels pertaining to "Teenage Mutant Ninja Turtles", as well as other cartoon characters. These cels are to be acquired from a private individual owner for the proposed purchase price of $5,000,000, consisting of $50,000 in cash and the remainder in the form of the company's common stock valued at $5.00 per share. This purchase, which was to close on or before December 15, 1995, was subject to appropriate due diligence by the parties, including a valuation opinion as to the cels. Although this Letter of Intent has expired, a further Letter of Intent was entered into between the Company and Future Arts Limited, which was dated March 15, 1996.

     "The Letter of Intent dated March 15, 1996, sets forth the terms related to the purchase of cels relating to "Care Bears". The purchase of the cels is payable by way of a promissory note in the principal sum of $US 5,000,000, which note is further payable in preferred shares of the Company". The new scheduled closing of the transaction is May 31, 1996.

                      PRINCIPAL MARKET OR MARKETS

     From January 1990 until July, 1994, the Company's securities did not trade in a public market. Prior to January, 1990 the Company's securities traded as Units in the over-the-counter market, each Unit consisting of one common share and ten warrants to purchase common shares. All warrants which were a part of these Units have expired prior to the reporting periods herein.

     Since July, 1994, the Company's common shares have traded Over The Counter on the National Association of Securities Dealers' Bulletin Board. Market makers and other dealers provide bid and ask quotations for the Company's common stock. The Bulletin Board symbol is AETG.

     The table below illustrates the range of high and low bid quotations for the Company's common shares, as tracked by NASD during each reporting period since the Company's common shares began trading. These bid price market quotations represent prices between dealers and do not include retail mark-up, markdown, or commissions. Therefore, they may not represent actual transactions.

QUARTER ENDING            HIGH      LOW
- --------------            ----      ---
March 31, 1995           1.1875    0.4375


June 30, 1995            1.25      0.39

September 30, 1995       0.50      0.25

December 31, 1995        0.30      0.0781

QUARTER ENDING           HIGH       LOW

SEPTEMBER 30, 1994       2.375      .313

DECEMBER 31, 1994        1.375      .313

     APPROXIMATE NUMBER OF HOLDERS OF COMMON STOCK.

     As of December 31, 1995, a total of 14,629,843 common shares are issued and outstanding. The number of holders of record of the Company's common stock as of the date hereof, is approximately one hundred fifty (150). However, the Company estimates that it has a significantly greater number of shareholders because a substantial number of the Company's shares are held in nominee names by the Company's market makers, and in street form. There are also Class A, Class B, Class C, Class D, Class E, Class H, Class I, Class J, and Class K Warrants outstanding to purchase an aggregate of 4,159,539 common shares, as well as options to purchase a total of 10,480,000 common shares.

     DIVIDENDS.

     Holders of common stock are entitled to receive such dividends as may be declared by the Company's Board of Directors. No dividends on the common stock were paid by the Company during the period from January, 1990 to the date hereof, nor does the Company anticipate paying dividends in the foreseeable future.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

RESULTS OF OPERATIONS

     As of March 15, 1993, the Company concluded the acquisition of Corporatel International, Inc., which is a development stage corporation.
The main thrust of the Company's activities for 1995 was to enter into agreements for the purposes of developing and commercially exploiting the film library and sales to both distributors and retailers. This purpose was significantly advanced by the transaction, after the close of the fiscal year, with The VIP Phone Club, Inc. and the license issued to them regarding the film library by one of the Company's subsidiaries. The Company also plans to sell its video product via joint ventures and licensing arrangements with general broadcast, cable, and satellite generated television stations in accordance with its previously developed business plan. To that end, the Company has entered into several agreements regarding the development and commercial exploitation of the Company's film library inventories.

     As of August 1, 1995, the Company's commercial production division, Chaos International, Inc., discontinued the production of television commercials. The Company will continue with its plans to develop feature motion picture(s) through its film production division. In this regard, the areas of both film production and distribution thereof are expected to advance in the next fiscal period, including the addition to management of expert personnel.

     The Company's business plan calls for the generation of significant revenues in the first three years of operations emanating from all of its divisions. However, there can be no guarantee that the Company can achieve this goal.

     As of December 31, 1995, the Company had revenues of $634,523.

     Since commencement, the Company has devoted the majority of its efforts to researching and refining its marketing activities with a view to developing comprehensive business and merchandising plans that in management's opinion, when fully implemented, will result in the successful sale and distribution of the Company's goods and services to the general public.

     As prior noted, the Company has successfully completed the acquisition of a film library. The Company's intention to acquire further film libraries in the future will be dependent upon the availability of its financial resources to do so. Although to date the Company has generated virtually all of its revenue from its commercial production division, it also has commenced to obtain revenues from its film library and, furthermore, expects that in the coming fiscal year, the majority of its revenues will be derived from sales of product based upon its film library and the granting of rights regarding the distribution of its film library.

     As its operating results are addressed and new markets are appropriately developed such as premium sales and international sales, the Company expects to derive a substantial portion of its revenue from product sales and licenses associated with its film library. The Company's revenue, however, will vary to the extent that the Company is able to satisfy consumer preferences. The Company's revenue may also experience variations as a result of the demand for a particular film title and entry into specific markets. Such demand may be further affected consequent upon a number of factors including competitors' products and their pricing policies.

     As previously noted, on March 22, 1996, the Banque Nationale de Paris ("BNP") provided financing to AEG Entertainment Limited ("AEL"), a wholly-owned Canadian subsidiary of the Company, of a $5,000,000US revolving line of credit to be used to finance the accounts receivable of The VIP Phone Club, Inc. ("VIP"), a private Delaware corporation, which was part of an affiliated group which, in November, 1995 and in January, 1996, assigned its accounts receivable to AEL, contingent upon the Company obtaining institutional bank financing for the accounts receivable. This extension of credit by BNP fulfills that financing contingency. In consideration of obtaining this financing, the Company is to receive a monthly fee equal to 3% of the monthly accounts receivable financing advanced by BNP. The maximum amount under this line of credit will not exceed 90% of the VIP accounts receivable less all monies owed to prior ranking and/or preferred creditors. During the term of the financing arrangement, based upon this criteria, the average monthly accounts receivable financing is anticipated to be around $5,000,000. Additionally, the Company and AEL have granted a license to VIP to make available to VIP's telephone subscribers the titles contained in the Company's film library.

     The Company is at an early stage of development and is subject to all of the risks inherent in the establishment of a new business enterprise. To address these risks, the Company must, among other matters, continue to research and to successfully market its proposed products, attract, retain and motivate qualified personnel and respond to competitive developments.

     The Company believes that it will generate significant revenues in 1996 and that the industry's significant growth potential will create demand for its products and services that will contribute to continued revenue growth in ensuing periods. As reflected in the "Description of Business" herein, the major cost components associated with the Company's revenues (with the exception of its media costs), are variable in nature and the Company believes that sufficient revenues will be obtained in order to meet both media costs and the Company's general overhead. The Company's fixed costs for the coming year are estimated to be approximately $1,075,000, which includes general overhead (of approximately $500,000), salaries ($525,000) and rent on its offices ($50,000). Moreover, the Company believes that as its revenues increase in subsequent periods, its profitability will also respond accordingly.

     The Company has utilized a five year time period to amortize the costs of the rights associated with the film library.

     Amortization of these costs as to the film library has been determined based upon the straight line method over a five year period. Amortization as to the film library has been based upon the straight-line method over a five year period. Utilizing this methodology, 60% of the film library costs will be amortized over the first three years, with the remaining unamortized costs being amortized over the final two years of the amortization period.

     The Company is currently analyzing all of its various divisions to determine what changes can be made to allow the Company to become profitable on an ongoing basis. This analysis includes, but is not limited to, discontinuing certain portions of the business, streamlining other portions of the business, increasing marketing efforts, expanding the most potentially profitable portions of the Company's current operations, and seeking acquisition candidates. A the present time, the Company has no material commitments for capital expenditures in the next twelve months but plans to obtain additional capital in view of its prior operating losses. The Company may seek capital for its purposes through a combination of borrowings, equity offerings, and internally generated profits, if any.

LIQUIDITY AND CAPITAL RESOURCES

     For the period ending December 31, 1995, and December 31, 1994, cash and cash equivalents of approximately $315 and $33,000 were available to the Company to move forward in the various stages of its development plans. The Company expects to require additional capital of approximately $1,075,000 throughout next fiscal year, which it will use for all of its operating divisions. The Company will generate such capital through revenues and a combination of private placements, bank operating lines of credit, and potential operating profits.

     Prior to its acquisition of Corporatel the Company had no substantial operations and thus had no working capital requirements. As of the fiscal year ends for 1993, 1994, and 1995, the Company had no significant capital expenditures.

     The Company does not intend to pay dividends in the foreseeable future.

           DISAGREEMENTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

     The Company did not have any disagreements on accounting and financial disclosures with its present accounting firm during the reporting period.

             DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

     The Directors and Executive Officers of the Company, their ages and positions held in the Company as of December 31, 1995 are as follows:


NAME                          AGE                     POSITION HELD
- ----                          ---                     -------------
Joel Wagman                   63             Chief Executive Officer/President
                                             Chairman of the Board

J.R.Y. Hugo                   63             Vice Chairman and Director

Allan P. Chapman              57             Vice President/Distribution/
                                             Director

Samuel C. Paul                62             Chief Accounting Officer/Treasurer
                                             Director

Jon D. Bridgman               53             Vice President, Corporate
                                             Affairs/Director

Dirk Peper                    68             Chief Financial Officer

     The Company's Directors will serve in such capacity until the next annual meeting of the Company's shareholders and until their successors have been elected and qualified. The Officers serve at the discretion of the Company's Directors. There are no family relationships among the Company's officers and directors nor are there any arrangements or understandings between any of the directors or officers of the Company or any other person pursuant to which any officer or director was or is to be selected as an officer or director.

JOEL WAGMAN. Mr. Wagman has been the Chairman of the Board of Directors, Chief Executive Officer and a Director since March, 1993. On October 18, 1995, Mr. Wagman became President of the Company. Mr. Wagman received his Bachelor of Arts Degree (BA), in 1955 from the University of Toronto (Toronto, Ontario).

     Mr. Wagman is also a graduate of Osgoode Hall Law School (LL.B. York University, Toronto, Canada)(1959). Mr. Wagman was appointed a "Queens Counsel" in 1971. During the past five years, Mr. Wagman has been engaged in and with corporations dealing with merchandising - telecommunications - television.

     From September 1987 to July 1991, Mr. Wagman served as President and Chief Executive Officer of the Telecommerce Corporation (at that time, a Canadian public reporting company). While Mr. Wagman was President and CEO of Telecommerce, it was engaged in data-telecommunications relating to the marketing and sale of goods and services via Regional Bell Operating Companies (RBOC's).

     From August, 1991 until December, 1991, Mr. Wagman served as President of Corporatel America, Inc., a non-related U.S. private company, engaged in the production of non-entertainment related Infomercials and the sale of goods and services thereby. From January, 1992, until the date hereof, Mr. Wagman has at various times served on a full-time basis as President, Chief Executive Officer and Chairman of the Board of Corporatel International, Inc. (a subsidiary of American Entertainment Group, Inc.).

J.R.Y. HUGO. Mr. Hugo has been the Vice Chairman and a Director since 1994. He has been in the corporate and finance business since 1989. Prior to that time, he was a practicing attorney in the corporate and securities area in Toronto. He obtained undergraduate degrees from the University of Toronto and his law degree from Osgoode Hall Law School in Toronto.

ALLAN P. CHAPMAN. Mr. Chapman became a Vice President and Director of the Company in September, 1995. During the past thirty-four years, Mr. Chapman has been associated with the Baton Broadcasting organization in various capacities, including Vice President, Managing Director, and President of Glen-Warren Productions Limited, a wholly-owned subsidiary of Baton Broadcasting Incorporated and the largest full-service production company in Canada. From 1992 until he joined the Company, he was President of BBS Entertainment. Mr. Chapman attended the University of Western Ontario.

SAMUEL C. PAUL. Mr. Paul has been a Director of the Company since March, 1994 and the Secretary/Treasurer since 1995. Mr. Paul graduated from McMaster University (Hamilton, Ontario, Canada) in 1958 with a degree in Economics and Business. In 1962, Mr. Paul received a Chartered Accountant designation (C.A.), having completed post graduate work at Queens University, (Kingston, Ontario, Canada).

     Mr. Paul's career spans practicing both in public accounting firms and in various management positions within the electronics and construction industry. Until his retirement from public accounting practice in March 1994, Mr. Paul had been a founding member of the chartered accounting firm of Paul and Paul, of Toronto, Ontario, Canada, specializing in financial and consulting services to small and medium sized clients, both of a private and public nature.

JON D. BRIDGMAN. Mr. Bridgman has been a Vice President and Director of the Company since September, 1995. Mr. Bridgman has been involved in the investment industry for over thirty years and has experience with three major Canadian brokerage firms and a U.S. insurance company. He has been a co-founder of five businesses and a Director of two public companies in
Canada: Eclipse Capital, Inc. and Rampart Mercantile, Inc. From 1992 to 1993, he was Executive Vice President of Rampart Mercantile, Inc. From 1994 until he became associated with the Company, he was President and Chief Executive Officer of United Mercantile, Inc. From 1993 to 1994, he was Executive Vice President of Rampart Mercantile, Inc. From 1991 to 1992, he was Director of US marketing for Eco Corporation. From 1988 to 1992, he owned J. Bridgman Consulting, a corporate finance consulting firm. He has attended Concordia University of Montreal, Quebec and the University of Manitoba.

DIRK PEPER. Mr. Peper has been the Chief Financial Officer since August 16, 1995. Mr. Peper was appointed a Director of the Company on August 10, 1995 and resigned as a Director on September 27, 1995 and Chief Financial Officer on April 2, 1996. From 1992 until he joined the Company, he was a Management Consultant with Canadian Executive Overseas Services. From 1988 to 1992, he served as Senior Vice President (Special Projects) for Central Capital Corporation. From May, 1978 to April, 1988, Mr. Peper was the Treasurer of the Ontario Hydro Electric Power Commission. From October, 1974 to May, 1978, hew served as Treasurer and Commissioner of Finance of the Regional Municipality of Peel(Province of Ontario). From May, 1967 to September, 1974, he was Deputy Minister of Finance for the Province of Newfoundland and Labrador. From 1963 to 1967, he was a Senior Management Consultant with Peat, Marwick, Mitchell & Company. He was educated at Queensland University, Brisbane, Australia.

FORM 10-KSB

     A copy of the Form 10-KSB filed with the U.S. Securities and Exchange Commission is available to any shareholder upon written request to:

     Corporate Secretary
     American Entertainment Group, Inc.
     160 Bedford Road, Suite 306
     Toronto, Ontario, Canada M5R 2K9

SHAREHOLDER INFORMATION
     Corporate Offices:
     160 Bedford Road, Suite 306
     Toronto, Ontario, Canada M5R 2K9

     Independent Auditor:
     Rollins & Associates, P.C.
     1201 Peachtree Street, N.E.
     400 Colony Square, Suite 1500
     Atlanta, Georgia 30361
     Transfer Agent:
     Securities Transfer Corp



SPECIAL ANNUAL MEETING

     Stockholders of the Company are invited to attend the Special Annual Meeting of Shareholders of the Company at 10:00 a.m. local time, on July 11, 1996, at 11355 Chester Road, Sharonville, Ohio 45246.

     A Proxy Statement will be sent to shareholders of record as of May 31, 1996.

                       AMERICAN ENTERTAINMENT GROUP, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                        CONSOLIDATED FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 1995 and 1994

                                      WITH

                          INDEPENDENT AUDITORS' REPORT

                                TABLE OF CONTENTS


                                                                         PAGE
                                                                         ----
CONSOLIDATED FINANCIAL STATEMENTS:

   Independent Auditors' Report                                            1

   Consolidated Balance Sheets                                             2

   Consolidated Statements of Operations                                   3

   Consolidated Statements of Changes in Stockholders' Equity (Deficit)    5

   Consolidated Statements of Cash Flows                                   6

   Notes to Consolidated Financial Statements                              7

                          INDEPENDENT AUDITORS' REPORT



To the Board of Directors of
American Entertainment Group, Inc.
160 Bedford Road, Suite 306
Toronto, Ontario  M5R 2K9

We have audited the accompanying consolidated balance sheets of American Entertainment Group, Inc. (a development stage company) and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of operations, changes in stockholders' equity (deficit) and cash flows for the years then ended and for the period from the date of inception (April 23, 1992) to December 31, 1995. These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of American Entertainment Group, Inc. and subsidiaries as of December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for the years then ended and from the date of inception (April 23, 1992) to December 31, 1995, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 14 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency, which raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters also are described in Note 14. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.




Atlanta, Georgia
March 30, 1996

                       AMERICAN ENTERTAINMENT GROUP, INC.
                                AND SUBSIDIARIES
                         (A DEVELOPMENT STAGE COMPANY)

                         CONSOLIDATED BALANCE SHEETS

                          DECEMBER 31, 1995 AND 1994

                                  ASSETS

                                                    1995         1994
                                                 ----------   ----------
Current assets:
  Cash                                           $      315    $  32,590

  Trade accounts receivable                             -          1,587

  Inventory (Note 1)                                  7,801        7,728

  Prepaid expenses and deposits                       6,711       16,821
                                                 ----------   ----------

          Total current assets                       14,827       58,726
                                                 ----------   ----------




Property and equipment, at cost (Note 1):
  Office furniture and equipment                     16,976       15,874
  Computer equipment                                  9,854        9,854
                                                 ----------   ----------

                                                     26,830       25,728
  Less: accumulated depreciation                     11,315        6,045
                                                 ----------   ----------

          Net property and equipment                 15,515       19,683
                                                 ----------   ----------


Other assets:
  Film library ownership (Notes 1, 3 and 5)       1,847,478    1,847,478
  Infomercial and other film rights (Note 3)            -        120,000
  Organization costs, less accumulated
    amortization of $9,377 and $6,258 in
    1995 and 1994, respectively (Note 1)              6,324        9,443
  Other                                                 -          8,125
                                                 ----------   ----------
          Total other assets                      1,853,802    1,985,046
                                                 ----------   ----------

                                                 $1,884,144   $2,063,455
                                                 ----------   ----------
                                                 ----------   ----------

                LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

                                                    1995          1994
                                                 ----------    ----------
Current liabilities:
  Current portion of long-term debt
    (Notes 3 and 5)                              $  612,982    $  396,123
  Short-term note payable (Note 4)                      -         115,000
  Accounts payable                                  535,611       321,820
  Accrued expenses                                  585,336       547,004
  Income taxes payable (Notes 1 and 6)                  -             -
                                                -----------   -----------

          Total current liabilities               1,733,929     1,379,947
                                                -----------   -----------

Long-term debt, original face amount of
  $1,000,000, less unamortized discount of
  $26,815 and $75,792 in 1995 and 1994,
  respectively, and current portion
  shown above (Notes 3 and 5)                       155,303       373,185
                                                -----------   -----------

Commitments and contingencies (Notes 11 and 12)

Stockholders' equity (deficit):
  Common stock, no par value;
    700,000,000 shares authorized;
    14,629,843 and 10,500,319 shares
    issued and outstanding in 1995 and 1994,
    respectively (Notes 1, 3, 4, 7, 8, 10,
    11 and 12)                                    4,903,289     3,415,441
  Common stock to be issued                             -         123,637
  Unearned compensation                             (13,900)      (41,667)
  Foreign currency translation adjustment
    (Note 9)                                        (12,369)       (1,916)
  Deficit accumulated during the develop-
    ment stage                                   (4,882,108)   (3,040,635)
                                                -----------   -----------

                                                     (5,088)      454,860
  Less: Subscriptions receivable                        -        (144,537)
                                                -----------   -----------

          Total stockholders' equity (deficit)       (5,088)      310,323
                                                -----------   -----------

                                                 $1,884,144    $2,063,455
                                                -----------   -----------
                                                -----------   -----------

        The accompanying notes are an integral part of these statements.

                     AMERICAN ENTERTAINMENT GROUP, INC.
                             AND SUBSIDIARIES
                       (A DEVELOPMENT STAGE COMPANY)

                    CONSOLIDATED STATEMENTS OF OPERATIONS

                  YEARS ENDED DECEMBER 31, 1995 AND 1994, AND
                     THE PERIOD FROM THE DATE OF INCEPTION
                     (APRIL 23, 1992) TO DECEMBER 31, 1995

                                  CUMULATIVE
                                    SINCE
                                  INCEPTION       1995         1994
                                 -----------  -----------  -----------
Sales (Notes 1 and 2)            $    36,932  $    20,000  $     4,269
Cost of sales                         14,317          614        7,240
                                 -----------  -----------  -----------

    Gross profit (loss)               22,615       19,386       (2,971)
                                 -----------  -----------  -----------

Operating expenses:
  General and administrative
    expenses                       4,721,570    1,805,966    1,272,639
  Interest                           150,168       61,789       52,925
                                 -----------  -----------  -----------

    Total operating expenses       4,871,738    1,867,755    1,325,564
                                 -----------  -----------  -----------

Loss from continuing operations
  before provision for income
  taxes                           (4,849,123)  (1,848,369)  (1,328,535)

Provision for income taxes
  (Notes 1 and 6)                        -            -            -
                                 -----------  -----------  -----------

Loss from continuing operations   (4,849,123)  (1,848,369)  (1,328,535)

Discontinued operations (Note 2):
  Income (loss) from operations
    of discontinued subsidiary       (32,985)       6,896      (14,047)
  Loss on disposal of subsidiary         -            -            -
                                 -----------  -----------  -----------

Gain (loss) on discontinued
  operations                         (32,985)       6,896      (14,047)
                                 -----------  -----------  -----------


NET LOSS                         $(4,882,108) $(1,841,473) $(1,342,582)
                                 -----------  -----------  -----------
                                 -----------  -----------  -----------


        The accompanying notes are an integral part of these statements.

                       AMERICAN ENTERTAINMENT GROUP, INC.
                                AND SUBSIDIARIES
                          (A DEVELOPMENT STAGE COMPANY)

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (CONTINUED)

                   YEARS ENDED DECEMBER 31, 1995 AND 1994, AND
                      THE PERIOD FROM THE DATE OF INCEPTION
                      (APRIL 23, 1992) TO DECEMBER 31, 1995

                                   CUMULATIVE
                                     SINCE
                                   INCEPTION       1995          1994
                                   ---------    ----------    ---------
LOSS PER SHARE:
  Loss from continuing
    operations                         $(.59)        $(.15)       $(.14)
  Loss from discontinued
    operations                          (.01)          -            -
  Loss on disposal of subsidiary         -             -            -
                                   ---------    ----------    ---------

  NET LOSS                             $(.60)        $(.15)       $(.14)
                                   ---------    ----------    ---------
                                   ---------    ----------    ---------

Weighted average shares
  outstanding                      8,170,951    12,259,590    9,823,985
                                   ---------    ----------    ---------
                                   ---------    ----------    ---------

        The accompanying notes are an integral part of these statements.

                       AMERICAN ENTERTAINMENT GROUP, INC.
                                AND SUBSIDIARIES
                          (A DEVELOPMENT STAGE COMPANY)

                       CONSOLIDATED STATEMENTS OF CHANGES
                        IN STOCKHOLDERS' EQUITY (DEFICIT)

                        PERIOD FROM THE DATE OF INCEPTION
                      (APRIL 23, 1992) TO DECEMBER 31, 1995

                                                                                                         DEFICIT
                                                                       COMMON              FOREIGN     ACCUMULATED
                                                  COMMON STOCK         STOCK    UNEARNED   CURRENCY    DURING THE
                                                  OUTSTANDING          TO BE     COMPEN-  TRANSLATION  DEVELOPMENT
                                               SHARES      AMOUNTS     ISSUED    SATION   ADJUSTMENT      STAGE
                                            -----------  ----------  ---------  --------  -----------  -----------
Balance at April 23, 1992 (Inception)               -    $      -    $     -    $    -     $    -      $       -

  Issuance of common stock                    4,280,000         150        -         -          -              -
  NET LOS                                           -           -          -         -          -          (89,500)
                                            -----------  ----------  ---------  --------   --------    -----------

Balance at December 31, 1992                  4,280,000         150        -         -          -          (89,500)

  Issuance of common stock                    4,069,140   2,719,197        -         -          -              -
  Common stock issued in reverse
    acquisition                                 700,000         -          -         -          -              -
  Common stock subscribed                           -           -       62,086       -          -              -
  Foreign currency translation adjustment           -           -          -         -          (40)           -
  NET LOSS                                          -           -          -         -          -       (1,608,553)
                                            -----------  ----------  ---------  --------   --------    -----------

Balance at December 31, 1993                  9,049,140   2,719,347     62,086       -          (40)    (1,698,053)

  Issuance of common stock                    1,451,179     696,094     (8,449)      -          -              -
  Common stock subscribed                           -           -       70,000       -          -              -
  Unearned compensation related to
    issuance of stock for services                  -           -          -     (75,000)       -              -
  Amortization of unearned compensation             -           -          -      33,333        -              -
  Foreign currency translation adjustment           -           -          -         -       (1,876)           -
  NET LOSS                                          -           -          -         -          -       (1,342,582)
                                            -----------  ----------  ---------  --------   --------    -----------

Balance at December 31, 1994                 10,500,319  $3,415,441    123,637   (41,667)    (1,916)    (3,040,635)

  Issuance of common stock                    4,129,524   1,487,848        -         -          -              -
  Common stock subscribed                           -           -     (123,637)      -          -              -
  Unearned compensation related to
    issuance of stock for services                  -           -          -     (13,900)       -              -
  Amortization of unearned compensation             -           -          -      41,667        -              -
  Foreign currency translation adjustment           -           -          -         -      (10,453)           -
  NET LOSS                                          -           -          -         -          -       (1,841,473)
                                            -----------  ----------  ---------  --------   --------    -----------
Balance at December 31, 1995                 14,629,843  $4,903,289  $     -    $(13,900)  $(12,369)   $(4,882,108)
                                            -----------  ----------  ---------  --------   --------    -----------
                                            -----------  ----------  ---------  --------   --------    -----------




                                             SUBSCRIP-
                                               TIONS
                                            RECEIVABLE       TOTAL
                                            -----------   -----------
Balance at April 23, 1992 (Inception)       $     -       $       -

  Issuance of common stock                       (150)            -
  NET LOSS                                        -           (89,500)
                                            ---------     -----------

Balance at December 31, 1992                     (150)        (89,500)

  Issuance of common stock                    (12,745)      2,706,452
  Common stock issued in reverse
    acquisition                                   -               -
  Common stock subscribed                     (61,586)            500
  Foreign currency translation adjustment         -               (40)
  NET LOSS                                        -        (1,608,553)
                                            ---------     -----------

Balance at December 31, 1993                  (74,481)      1,008,859

  Issuance of common stock                        (56)        687,589
  Common stock subscribed                     (70,000)            -
  Unearned compensation related to
    issuance of stock for services                -           (75,000)
  Amortization of unearned compensation           -            33,333
  Foreign currency translation adjustment         -            (1,876)
  NET LOSS                                        -        (1,342,582)
                                            ---------     -----------

Balance at December 31, 1994                 (144,537)        310,323

  Issuance of common stock                        -         1,487,848
  Common stock subscribed                     144,537          20,900
  Unearned compensation related to
    issuance of stock for services                -           (13,900)
  Amortization of unearned compensation           -            41,667
  Foreign currency translation adjustment         -           (10,453)
  NET LOSS                                        -        (1,841,473)
                                            ---------     -----------
Balance at December 31, 1995                $     -       $    (5,088)
                                            ---------     -----------
                                            ---------     -----------


        The accompanying notes are an integral part of these statements.

                       AMERICAN ENTERTAINMENT GROUP, INC.
                                AND SUBSIDIARIES
                          (A DEVELOPMENT STAGE COMPANY)

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                   YEARS ENDED DECEMBER 31, 1995 and 1994, and
                      THE PERIOD FROM THE DATE OF INCEPTION
                      (APRIL 23, 1992) TO DECEMBER 31, 1995

                                                           CUMULATIVE
                                                             SINCE
                                                           INCEPTION         1995          1994
                                                          -----------    -----------   -----------
Cash flows from operating activities:
  NET LOSS                                                $(4,882,108)   $(1,841,473)  $(1,342,582)
    Adjustments to reconcile net loss
      to net cash used by operating
      activities:
        Depreciation and amortization                          20,692          8,389         7,491
        Interest portion of amount due
          for film library                                     47,101         31,322        12,178
        Common stock issued for services                    1,794,444        958,017       147,969
        Foreign currency translation                          (12,369)       (10,453)       (1,876)
        Changes in:
          Trade accounts receivable and inventory              (7,801)         1,514        13,270
          Prepaid expenses and deposits                        (6,711)        10,110        37,567
          Accounts payable and other                        1,269,367        400,543       489,005
                                                          -----------    -----------   -----------

Net cash used by operating activities                      (1,777,385)      (442,031)     (636,978)
                                                          -----------    -----------   -----------

Cash flows from investing activities:
  Purchase of infomercial and other film rights              (120,000)           -             -
  Purchase of property and equipment                          (26,830)        (1,102)       (8,674)
  Decrease (increase) in other assets                         110,549        128,125        (1,875)
                                                          -----------    -----------   -----------

Net cash provided (used) by investing activities              (36,281)       127,023       (10,549)
                                                          -----------    -----------   -----------

Cash flows from financing activities:
  Proceeds from issuance of common stock (net of
    stock issue costs of $4,000 in 1994)                    1,775,275        315,078       497,953
  Increase in short-term note payable                         115,000            -         115,000
  Repayment of long-term debt                                (126,294)       (32,345)      (67,395)
  Increase (decrease) in due to officer                        50,000            -         (50,000)
                                                          -----------    -----------   -----------

Net cash provided by financing activities                   1,813,981        282,733       495,558
                                                          -----------    -----------   -----------

NET INCREASE (DECREASE) IN CASH                                   315        (32,275)     (151,969)

Cash, at the beginning of the period                              -           32,590       184,559
                                                          -----------    -----------   -----------

Cash, at the end of the period                            $       315    $       315   $    32,590
                                                          -----------    -----------   -----------
                                                          -----------    -----------   -----------

        The accompanying notes are an integral part of these statements.

                       AMERICAN ENTERTAINMENT GROUP, INC.
                                AND SUBSIDIARIES
                          (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 1995 AND 1994




1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


          The accompanying consolidated financial statements include the accounts of American Entertainment Group, Inc. (a development stage company) (the "Company"), a Colorado corporation incorporated on October 17, 1985, and its wholly-owned subsidiaries, Corporatel International, Inc., Chaos International, Inc., Chaos Productions, Inc. and AEG Entertainment, Ltd. All intercompany transactions and accounts have been eliminated in consolidation.


          Nature of Operations: The Company was formed primarily to evaluate, structure and complete a merger with, or acquisition of, prospective private entities. The Company's Chaos subsidiary, which functions as executive producer of television commercials, entered into contracts and began operations in 1993 (See Note 2). However, the Company's main activities to December 31, 1995 have been primarily developmental and exploratory in nature, with no principal operations to that date.

          The accounting policies employed by the Company are consistent with generally accepted accounting principles. In instances where more than one generally accepted accounting principle may be applied, the Company has adopted the one that it believes most accurately and fairly reflects the circumstances.

A. Assets and liabilities, revenues and expenses are recorded using the accrual basis of accounting. Revenues from executive producer fees for the Company's Chaos subsidiary are recognized at the point of substantial completion of the contract. At December 31, 1995 and 1994, there were no contracts in progress (See Note 2).

B. Inventory is stated at the lower of first-in, first-out (FIFO) cost or market value.

C. Property and equipment are stated at cost. Expenditures for renewals and improvements that significantly add to productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to current operations. When depreciable properties are retired or otherwise disposed of, the cost and related accumulated depreciation are eliminated from the accounts of the Company and the resultant gain or loss is reflected in the Company's statement of operations during the applicable period.

    For financial statement purposes, depreciation of property and equipment is computed principally using the straight-line method of depreciation over the following estimated useful lives:

                                                       ESTIMATED
                       DESCRIPTION                   USEFUL LIVES
             ------------------------------          ------------
             Office furniture and equipment             5 years
             Computer equipment                         5 years

    For income tax purposes, qualified property and equipment placed in service after December 31, 1986 are depreciated by accelerated methods as prescribed under the Tax Reform Act of 1986 and the Revenue
    Reconciliation Act of 1993, and, to the extent practicable, expensed under Internal Revenue Code Section 179.

D.  Film library ownership will be amortized under the straight-line method
    over a five year period.   On a periodic basis, the Company will assess
    the adequacy of the five year life and will adjust this life if necessary. At December 31, 1995, no amortization has been recorded to date since the Company is still in the development stage and full operations have not yet commenced.

E. On a periodic basis, the film library ownership asset will be reviewed to assess whether an impairment of this asset has occurred. If it is probable that estimated undiscounted future net cash flows will be less than the net book value of the asset, an impairment will be deemed to have occurred and losses will be recorded in the current period as a result of this impairment. For purposes of this analysis, "future net cash flows" is measured by the gross revenues generated by the asset, net of all significant costs associated with these revenues, mainly costs of production, broadcasting and distribution.

F. Organization costs, which consist of legal and accounting fees incurred in connection with establishing the Company, are being amortized by the straight-line method over five years.

G. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

H. Net loss per common share is calculated by dividing net loss by the weighted average common shares actually outstanding plus the shares that would be outstanding assuming exercise of dilutive stock warrants and options, all of which are considered to be common stock equivalents. The stock options and warrants described in Notes 7 and 8 are antidilutive and therefore not included in the calculation of loss per share in 1995 and 1994.

I. Certain reclassifications have been made to the 1994 financial statements to conform to the 1995 presentation.


2.  DISCONTINUED OPERATIONS

          On August 1, 1995, the Company discontinued operations of its Chaos International, Inc. subsidiary. This subsidiary (a Canadian corporation) functioned as executive producer of television commercials and began operations in 1993. Due to a change in corporate philosophy, this subsidiary was discontinued in August, 1995. The Company incurred no material gain or loss on the discontinuance of this subsidiary. Operating results of the Chaos subsidiary for the seven months ended July 31, 1995 are shown separately in the accompanying statement of operations. The statement of operations for 1994 has been restated and operating results of the Chaos subsidiary are also shown separately. Net sales of the Chaos subsidiary for 1995 and 1994 are approximately $635,000 and $1,246,000, respectively. These amounts are not included in sales of the Company in the accompanying statements of operations.


3.  INFOMERCIAL AND OTHER FILM RIGHTS AND FILM LIBRARY OWNERSHIP


          The Company, through its predecessor Corporatel International, Inc., executed an agreement on December 26, 1992 with two companies, both of which are stockholders of the Company, for the purchase, in perpetuum, of certain rights to a film library. The purchase price of the rights was established at $4,200,000, payable in cash in the amount of $120,000 on or before February 28, 1993, and by the issuance of 80,000 shares of Corporatel's common stock, valued at $4,080,000. These film rights were recorded on the books of the Company at $120,000, which is the cash paid to date.

          In June, 1993, the Company received notice from a third party asserting some discrepancies in the title to the infomercial rights. The Company has decided that it will no longer be cost effective to pursue the enforcement of this agreement due to time constraints and legal fees that would be involved. Management will continue to negotiate for the refund of the $120,000 downpayment, but believes the likelihood of its return is remote. Therefore, the infomercial and other film rights asset is deemed to have no remaining value and has been written off at December 31, 1995.

          On June 25, 1993, and as amended in October, 1993, the Company entered into an agreement to purchase a film library consisting of five thousand (5,000) English language titles for a total purchase price of $2,000,000. The purchase price is to be paid by a non-interest bearing note payable in the amount of $1,000,000, which has been discounted based on an imputed interest rate of 8%, payable over a period of approximately four years, and by the issuance of 400,000 shares of the Company's common stock, valued at $1,000,000.

          An independent evaluation of this film library performed in 1993 concluded that the fair market value of the film library was greater than the purchase price of $2,000,000. The film library has been recorded on the Company's books net of imputed interest on the non-interest bearing note payable mentioned above. An independent evaluation of the above film library indicates no impairment of the film library as of the balance sheet date.

4.  SHORT-TERM NOTE PAYABLE


           At December 31, 1994, the Company had outstanding a note payable to a trust in the amount of $115,000. This note payable, dated June 15, 1994, accrues interest at 7% annually and became due in full in December, 1994. As a part of the note agreement, the note payable is convertible into common stock of the Company at a price per share of $.50. Also, as a part of the conversion, the trust would receive warrants which would entitle it to purchase one additional share of common stock per warrant at a price of $1.50 per share. In January, 1995, the trust elected to exercise the convertible provision of the note and received approximately 240,000 shares and 240,000 warrants in converting the entire note payable, including accrued interest, that was payable at year end.

5.  LONG-TERM DEBT


         The Company's long-term debt at December 31, 1995 and 1994 is summarized as follows:

                         DESCRIPTION                                       1995       1994
                         -----------                                     --------   --------
Non-interest bearing note payable to a corporation, face amount of
$1,000,000, due in equal monthly installments of approximately
$20,000, which includes  interest,through August, 1997,
secured by a film library                                                $795,100   $845,100
Less: unamortized discount based on an  imputed interest rate of 8%        26,815     75,792
                                                                         --------   --------
Total long-term debt                                                      768,285    769,308

Less current portion                                                      612,982    396,123
                                                                         --------   --------

Long-term debt less current portion                                      $155,303   $373,185
                                                                         --------   --------
                                                                         --------   --------


         The note payable is due at the rate of $200 per one inch film master, for a total of 5,000 film masters, and is to be paid at the time they are received by the Company. It is the intent of Management to receive the maximum number of film masters available each month, which is specified in the note agreement as 100. At December 31, 1995, approximately $205,000 has been paid in connection with actual film masters received to date.
Management expects the balance of the loan to be repaid in full by August, 1997.

         The aggregate amounts of principal payments due on long-term debt at December 31, 1995 are as follows:

                       YEAR                       AMOUNTS
                       ----                       --------
                       1996                       $612,982
                       1997                        155,303
                                                  --------
               Total long-term debt               $768,285
                                                  --------
                                                  --------

         The fair value of the Company's long-term debt is estimated based on the current rates offered to the Company for debt of the same remaining maturities. At December 31, 1995 and 1994, the fair value of the long-term debt approximate the amounts recorded in the financial statements.

6.  INCOME TAXES

    The Company has reported no income taxes currently payable for the years ended December 31, 1995 and 1994 as a result of incurring net operating losses and utilizing net operating loss carryforwards.

          A reconciliation of income tax at the statutory rate to the Company's effective rate for the years ended December 31, 1995 and 1994 is as follows:

                        DESCRIPTION                      1995   1994
                        -----------                      ----   ----
      Federal income tax at statutory rate               34.0%  34.0%

      State income tax, net of Federal tax benefit        3.6    3.6

      Benefit of net operating loss carryforward        (37.6) (37.6)
                                                        -----  -----
              Income tax expense                            -      -
                                                        -----  -----
                                                        -----  -----

          The Company determines deferred tax assets and liabilities based on the difference between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. Deferred tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

          The deferred tax asset at December 31, 1995 and 1994 consists of the following:

                 DESCRIPTION                    1995        1994
                 -----------                -----------  ---------
      Net operating loss carryforward       $ 1,430,000  $ 843,000

      Valuation allowance                    (1,430,000   (843,000)
                                            -----------  ---------
             Deferred tax asset             $       -    $     -
                                            -----------  ---------
                                            -----------  ---------

          As of December 31, 1995, the Company has a U.S. net operating loss carryforward of approximately $3,800,000 for which no financial statement benefit has been recognized. The U.S. net operating losses expire between the years 2007 and 2010. Future recognition of these carryforwards will be reflected if the Company has sufficient earnings before the expiration of the respective loss carryforwards.

7.  STOCK OPTIONS


           During 1995 and 1994, common stock options were issued to employees and officers of the Company under various compensation agreements. All stock options were issued at no less than market value at the time of grant. Also, during 1995, the Company elected to reduce the exercise price on 4,000,000 options, which were held by Directors of the Company, from $2.00 per share in 1994 to an average of $1.00 per share in 1995, expiring on January 1, 1998. A summary of common stock options outstanding at December 31, 1995 and 1994 is as follows:

                                     1995                1994
                              -----------------   ------------------
                                NUMBER  AVERAGE    NUMBER    AVERAGE
                                  OF     OPTION      OF      OPTION
        DESCRIPTION            OPTIONS   PRICE     OPTIONS    PRICE
        -----------           --------- -------   ---------  -------
     Beginning of year        9,655,567  $ 1.27   5,585,567  $  .73

     Granted                  3,200,000    1.05   4,600,000    1.80

     Exercised                  (40,000)    .01    (330,000)   .001

     Expired                 (2,335,567)   1.10    (200,000)    .50
                             ----------  ------   ---------  ------
     End of year             10,480,000  $ 1.01   9,655,567  $ 1.27
                             ----------  ------   ---------  ------
                             ----------  ------   ---------  ------

8.  STOCK WARRANTS


           During 1995 and 1994, the Company issued several classes of stock warrants in conjunction with the issuance of common stock and in conjunction with the rescinding of a prior agreement to purchase real estate. Also, in 1995, the Board of Directors elected to extend all series "A", "B", and "C" warrants for an additional one year period expiring on December 31, 1996, and reduced the average exercise price from $2.22 per share in 1995 to $1.15 per share in 1996.

           In addition, callable provisions were instituted by the Company in which under certain conditions the Company has the right to buy back the "A", "B" and "C" warrants at prices ranging from $1.06 per share to $1.50 per share. No warrants were exercised in 1995 and 1994. During 1995, 79,000 Class "B" warrants and 1,489,539 Class "F" warrants expired. During 1994, 600,000 Class "A" warrants and 120,000 Class "B" warrants expired.

          The following table reflects the Company's issued and outstanding warrants as of December 31, 1995:

                                   NUMBER OF    EXERCISE   EXPIRATION
                 DESCRIPTION        WARRANTS     PRICE        DATE
                 -----------       ---------    --------   ----------
             Class "A" warrants    1,056,350       $1.38     12-31-96
             Class "B" warrants    1,325,000       $ .88     12-31-96
             Class "C" warrants      458,189       $1.38     12-31-96
             Class "D" warrants      150,000       $2.50     12-31-98
             Class "E" warrants      250,000       $1.81     12-31-98
             Class "H" warrants      225,000       $1.00      4-15-97
             Class "I" warrants      275,000       $2.00      4-15-97
             Class "J" warrants      350,000       $2.75     10-15-98
             Class "K" warrants       70,000       $1.00      8-21-96
                                   ---------
     Total warrants outstanding    4,159,539
                                   ---------
                                   ---------


9.  FOREIGN CURRENCY TRANSLATION


          The financial statements of the Company's non-U.S. subsidiary are translated into U.S. dollars in accordance with Statements of Financial
Accounting Standards (SFAS) No. 52, "Foreign Currency Translation."   Net
assets of certain non-U.S. subsidiaries whose "functional" currencies are other than the U.S. dollar are translated at current rates of exchange. Income and expense items are translated at the average exchange rate for the year. The resulting translation adjustments are recorded directly into a separate component of stockholders' equity. Certain other translation gains and losses continue to be reported in net income and were not significant in any year.

10. RELATED PARTY TRANSACTIONS


          During 1995, 25,000 shares of the Company's common stock, valued at $11,250, were issued to a wife of a Director of the Company for consulting services performed.

          During 1995, 55,000 shares of the Company's common stock, valued at $24,750, were issued to Directors of the Company for consulting services performed.

          During 1995, certain Directors of the Company made advances to the Company for working capital purposes. These advances, along with accrued salaries due to these Directors, were assigned by the Directors to third parties. These assigned debts of the Company were repaid to these third parties during 1995 by the issuance of 2,216,824 shares of the Company's common stock valued at $702,956.

          In 1995, the Company reduced the exercise prices on options held by certain Directors of the Company (See Note 7).

          During 1995, a Director of the Company was granted under an employment agreement options to purchase 800,000 shares of the Company's common stock at a price of $.50 per share through January 1, 1997, and options to purchase 1,000,000 shares of the Company's common stock at an average price of $1.00 per share through January 1, 1998.

          During 1995, a Director of the Company was granted under an employment agreement options to purchase 800,000 shares of the Company's common stock at an average price of $1.13 per share through November 30, 1999.

          In 1994, consulting services in the amount of $166,908 were provided by certain entities whose shareholders were also directors of the Company.

11. COMMITMENTS AND CONTINGENCIES


          The Company has executed various non-cancelable operating leases for its office space and various equipment. Future minimum rental payments due under these leases at December 31, 1995 are approximately as follows:

                      YEAR                        AMOUNTS
                      ----                        -------
                      1996                        $24,000
                      1997                          5,000
                      1998                          4,000
                                                  -------
         Total minimum lease commitments          $33,000
                                                  -------
                                                  -------

          Rent expense under these leases was approximately $58,000 and $39,000 in 1995 and 1994, respectively.

          The Company has executed employment agreements with certain of its officers effective through March 16, 2000. Under the terms of the agreements, the officers will receive salaries ranging from $60,000 to $170,000 annually.

          Commencing with the Company's year ended December 31, 1994, officers and employees will be eligible to receive additional compensation in an amount to be determined at the discretion of Management, to a maximum aggregate amount of 12% of the Company's consolidated pre-tax operating profits.

          As specified in their employment agreements, three executive officers have the option to each purchase 800,000 shares of the Company's common stock at a price of $.50 per share through January 1, 1997. In addition, all three officers also have the option to each purchase an additional 1,000,000 shares of the Company's common stock at prices ranging from $.50 per share to $2 per share through January 1, 1998. Also, a fourth executive officer owns options to purchase 800,000 shares of the Company's common stock at an average price of $1.13 per share through November 30, 1999.

          On October 17, 1995, the Company entered into a letter of intent to purchase all the rights, title and interest to certain cartoon cels as owned by a U.S. based company. The purchase price has been established at $5,000,000, to be paid by the issuance of restricted preferred stock of the Company, the number of shares to be determined at a later date. These preferred shares shall include a convertible provision to common stock of $5.00 per share. In addition, the Company has agreed to redeem preferred stock, valued at $50,000, provided the Company obtains a listing on the NASDAQ exchange. The execution of this agreement is pending due diligence work to be performed by both of the parties. If not executed, the agreement will expire on May 31, 1996.

12. SUBSEQUENT EVENTS


         On January 15, 1996, the Company entered into an agreement to purchase a privately-owned U.S. based company which is in the business of developing proprietary image products for the motion picture industry. The purchase price has been established at $500,000, which will be paid by the exchange of restricted preferred shares of the Company, the number of shares to be determined at a later date, for all of the outstanding shares of the acquired company. These preferred shares are to be created and approved in the future by the Company's shareholders.

          As of the report date, this agreement is still subject to the delivery of certain documents and the completion of due diligence work by both parties. If not executed, the agreement will expire on May 15, 1996.

          In February, 1996, a wholly-owned subsidiary of the Company finalized an agreement with a U.S. based company to grant this company the non-exclusive rights to market, sell and distribute a product of the Company's film library to the general public. In consideration of granting this license, the Company is to receive the assignment of all accounts receivable due to this non-related company. Both the license granted by the Company and the assignment of the accounts receivable are conditional upon the Company obtaining from an institutional banking source financing of the non-related company's accounts receivable.

          In consideration of the financing, the Company will receive a fee equal to 3% of each new advance made, subject to a maximum advance amount of $5,000,000. On February 21, 1996, the Company received a commitment from a bank to provide the financing. Under this agreement, the Company, one of its subsidiaries, and other third party entities and persons, will be liable for a maximum amount of $5,000,000.

13. SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

                                                     1995      1994
                                                   --------  --------
       Cash paid for interest and income taxes
        is approximately as follows:
          Interest                                 $ 33,000  $ 42,000
          Income taxes                             $    -    $    -

          During 1995 and 1994, the Company issued 2,693,389 and 242,979 shares, respectively, of the Company's common stock, valued at $958,017 and $147,969, respectively in lieu of cash payment for compensation and consulting fees.

          During 1995, the Company issued 592,779 shares of the Company's common stock, valued at $148,378, in lieu of cash payment for prior year accrued salaries and consulting fees.

          During 1995, the Company issued 50,000 shares of the Company's common stock, valued at $15,000, in lieu of cash for commissions related to the issuance of stock.

          In January, 1995, a note payable to a trust, including accrued interest, in the total amount of approximately $120,000 was converted into approximately 240,000 shares of the Company's common stock.

14. GOING CONCERN

          The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplates continuation of the Company as a going concern. However, the Company has sustained substantial operating losses in recent years. In addition, the Company has used substantial amounts of working capital in its operations. Further, at December 31, 1995, current liabilities exceed current assets by $1,719,102.

          In view of these trends, the Company is in the process of seeking additional working capital through various private placements. Also, the Company has entered into various contracts which will generate net revenues in its future operations. Management believes that actions presently being taken to provide working capital can be effectively implemented and will allow the Company to continue as a going concern.